

Mail Stop 3030

December 20, 2017

Martha Sullivan
Chief Executive Officer
Sensata Technologies Holding plc
Interface House, Interface Business Park
Bincknoll Lane
Royal Wootton Bassett
Swindon SN4 8SY
United Kingdom

>   **Re: Sensata Technologies Holding plc**
>   **Amendments No. 2 and 3 to Registration Statement on Form S-4**
>   **Filed December 8, 2017 and December 11, 2017**
>   **File No. 333-220735**

Dear Ms. Sullivan:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2017 letter.

<u>UK Tax Considerations, page 48</u>

1.   We note your revisions in response to prior comment 3. Please tell us the purpose of indicating that the opinion of material tax matters in non-exhaustive. It is unclear whether you have omitted material income tax consequences.

2.   Given the uncertainty about the stamp duty reserve tax mentioned in your revisions in response to prior comment 4, disclose the amount of the tax if the stamp duty were to be imposed and include appropriate risk factor disclosure.

Exhibits

Exhibit 5.1

3.   We note your response to prior comments 6 and 7; however, the language added to section 1.3.1 refers only to the searches and not to the enquiries. Also, the statement in section 1.3.1 regarding the document review appears to indicate that counsel reviewed only the documents relevant to the valid issuance opinion and not the complete opinion given. File an opinion that considers all appropriate facts and law.

Exhibit 8.2

4.   The page numbers mentioned in section 3.1 and 5.1 appear to be incorrect. File a revised opinion that addresses material tax consequences to shareholders disclosed throughout your filing.

5.   We note your response to prior comment 11. Please ask counsel who provided exhibit 8.2 and 8.3 to confirm to us its understanding that liability under the relevant United States federal securities laws may not be limited, and that any contrary condition, stipulation or provision is void.

Exhibit 8.3

6.   It appears from section 1.3 that counsel has not opined on the statement on page 10 that the transaction should not result in corporation tax or capital gains tax. Please ensure that each of the tax opinions that you have filed address material tax consequences to shareholders disclosed throughout your filing. In this regard, note prior comment 4 regarding opinions subject to uncertainty and, if section 1.3 is intended to convey a limited search or enquiry, see prior comment 6.

7.   We note the language added to Section 1.5 of Exhibit 8.3 that the opinion is given subject to statements made in a representation letter that has been delivered to counsel by Sensata UK. Similarly, we note that the Exhibit 8.2 opinion referred to under "Dutch Tax Considerations" is based on statements contained in certificates provided to Loyens & Loeff N.V. Ensure that the conditions and qualifications are adequately described in the registration statement and that the opinions disclose the assumptions on which the opinions are based.

8.   We note the revisions to Assumption 2 on Schedule 1. Tell us the effect on the counsel's opinion if the assumption proved to be incorrect. Also provide us your analysis of whether that potential effect requires risk factor disclosure in your prospectus.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.


Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery


cc: Joseph Basile, Esq.
       Foley Hoag LLP